<u>Overview of Updates - July 2022</u>

- Schedule A Q18 – Principals updated.
- Schedule B Section II Q13A pdf – Updated to include Nomura Structured Finance Services Private Limited.
- Schedule B Section II Q13B pdf – Updated to include Nomura Financial Investment (Korea) Co., Ltd. and Nomura Structured Finance Services Private Limited.
- Exhibit 99.36 (7-R Information):
  - o NFA ORS system / 7-R Information has been automatically updated to reflect changes in Principals.
  - o The information has also been updated to reflect the SBSD SEC registration and the Federal EIN has been added (previously not populated).
  - o With respect to the entities set out in the auto-populated section "Exempt Foreign Firm Information", Nomura International plc (NIP) does not consider that it has or is "Doing Business With" these entities in the context of NFA Rulebook Bylaw 1101. NIP is taking steps to investigate and remedy this section of its NFA Registration Information.
  - o Updated copy of 7-R registration information currently held in NFA ORS system (downloaded from NFA system) is included.